 Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross completes US$250 million bought deal financing

Toronto, Ontario – March 4, 2016 – Kinross Gold Corporation (TSX: K; NYSE: KGC) announced today that it has completed its previously announced bought deal public offering of 83,400,000 common shares of Kinross at a price of US$3.00 per common share for gross proceeds of approximately US$250 million.

The shares were sold on a bought-deal basis through a syndicate of underwriters led by TD Securities Inc. and Scotiabank. The Company has granted the underwriters an option, exercisable at the offering price for a period of 30 days following the closing of the offering, to purchase up to an additional 15% of the offering to cover over-allotments, if any. The Company intends to use the net proceeds of the offering to strengthen its balance sheet and improve the long-term liquidity position of the Company by using approximately US$175 million of the net proceeds to repay the credit facilities that were utilized to purchase assets from Barrick Gold Corporation. The remainder of the proceeds will be used to repay debt maturing in 2016 and for general corporate purposes.

The shares described above were offered by the Company pursuant to the Company’s effective shelf registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission (SEC) and its corresponding Canadian base shelf prospectus filed with the securities regulatory authorities in each of the provinces of Canada. A final prospectus supplement relating to the offering was filed with the SEC and with the securities regulatory authority in each of the provinces of Canada on February 25, 2016. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange, upon request, to send you the prospectus or you may request it, in Canada from TD Securities Inc. in Canada, Attention: Symcor, NPM (tel: 289-360-2009, email: sdcconfirms@td.com), 1625 Tech Avenue, Mississauga ON L4W 5P5; or you may request them from TD Securities (USA) LLC in the United States. (tel: 212-827-7392), 31 W 52nd Street, New York NY 10019, or from Scotia Capital Inc. in Canada, Attention: Equity Capital Markets (tel: 416-862-5837), Scotia Plaza, 66th Floor, 40 King Street West, M5W 2X6, Toronto, Ontario; or from Scotia Capital (USA) Inc. in the United States, Attention: Equity Capital Markets (tel: 212-225-6853), 250 Vesey Street, 24th Floor, New York, New York, 10281.

No securities regulatory authority has either approved or disapproved the contents of this news release. This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Chile, Ghana, Mauritania, and Russia. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact
Louie Diaz
Senior Manager, Corporate Communications
phone: 416-369-6469
louie.diaz@kinross.com

Investor Relations Contact
Tom Elliott
Vice-President, Investor Relations
phone: 416-365-3390
tom.elliott@kinross.com

www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute "forward-looking information" or "forward-looking statements" within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for "safe harbor" under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. The words "expect" or "intends" or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These uncertainties and contingencies can affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, Kinross. There can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward looking statements made in this news release are qualified by these cautionary statements and those made in our filings with the securities regulators of Canada and the U.S, including but not limited to those cautionary statements made in the "Risk Factors" section of our most recently filed Annual Information Form and the "Risk Analysis" sections of our Management's Discussion and Analysis for the year ended December 31, 2015. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

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